Correspondence

DEL MAR INCOME PARTNERS, LTD.
222 Milwaukee Street, Suite 304
Denver, CO 80206

February 17, 2006

Elaine Wolff
Jennifer Gowetski
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Del Mar Income Partners, Ltd. File No. 333-118092

Dear Ms. Wolff and Ms. Gowetski:

        The following is in response to your comment letter dated February 8, 2006 in the referenced matter. For ease of reference, each comment in your letter has been repeated and followed by our response in italics.

Business, page 22

1.	We note your disclosure on page 22 that the promissory note for the loan made in August 2005 for $135,000 provides for monthly payments of interest and principal until the maturity on August 1, 2006, all extension of six months from the original maturity date. Please expand your disclosure to briefly describe the circumstances of the extension.

The disclosure has been expanded to briefly describe the circumstances of the extension.

Past Performance of Regatta Capital Limited, page 30

2.	We note your disclosure that since 2001 Regatta has made 67 loans and that it has had eleven problem loans. We further note your disclosure that 59 of the loans are paid in full or are current. Please reconcile this disclosure, or alternatively, tell us how the problem loans were paid in full or were brought current. In addition, please clarify your disclosure in the third paragraph of this section and in narrative section of the prior performance tables as the $3,647,904 in principal and $762,364 in interest reinvested in new notes does not appear to match the aggregate amount of $4,410,270 reinvested.

The disclosure has been revised to reconcile the number of outstanding loans and problem loans. The differences in numbers resulted from rounding errors, which have been corrected.

Elaine Wolff
Jennifer Gowetski
February 17, 2006

3.	We note that Regatta has agreed to make reduced payments of interest only at the rate of 4% per year for four years commencing in 2006 with all accrued interest and principal due in 2010. We further note your disclosure that Regatta’s understanding with its note holders is that Regatta will defer interest payments for one year, will pay interest only to them at the reduced rate of 4% for four years and will defer principal payments for five years. Please clarify whether the “accrued” interest would include the stated interest rate in the original notes and disclose the amount of the stated interest in the original notes. Further, please clarify the aggregate amount of investment by the note holders in these problem loans.

The agreement Regatta has with its note holders is that the interest at the reduced rate of 4% for four years will begin to accrue in March 2006 and is in lieu of the stated interest rate in the original notes. Further, the reference to problem loans has been deleted as the holders of notes made by Regatta did not invest directly in any loans made by Regatta.

Principal Stockholders, Page 32

4.	We note your response to comment no. 8 and the disclosure on page 33 that Regatta Capital limited owns 2,000 shares. We further note the disclosure in Item 33 regarding recent sales of unregistered securities and that such disclosure does not reference any sales to Regatta. Please revise to reconcile this disclosure.

A footnote has been added to Item 33 to reflect the sale by Craig Joseph Dinan of 2,000 shares to Regatta.

Past Performance Tables, page II-4

5.	We note your response to comment no. 11. Please note that all prior performance tables should appear at the back of the prospectus except for Table VI, which should be the only table to appear in Part II of the registration statement. In addition, each table should be labeled in accordance with Guide 5. As a result, we reissue the comment. Please revise accordingly.

We have moved the prior performance tables to the back of the prospectus and have labeled the Guide 5 tables in accordance with Guide 5.

6.	Please clarify whether “Loans in Junior Position” refers to unsecured loans. In addition, please indicate for each year the number of properties sold REO and clarify, if true, that when you refer to properties sold REO, you arc referring to real estate owned or properties that you have foreclosed upon and then sold.

To clarify that “Loans in Junior Position” does not refer to unsecured loans, we have added a footnote (footnote (3)) to the Summary Past Performance History2001-2005 table. In that table, we have added a new column for the number of properties sold REO each year and also added footnote (2) to clarify the nature of sold REO.

Elaine Wolff
Jennifer Gowetski
February 17, 2006

7.	Please revise the tables to include the term of the notes.

As discussed with Ms. Gowetski of the Staff, we added disclosure in the third paragraph of the Past Performance of Regatta Capital Limited and the first paragraph of the Summary Past Performance History 2001-2005 sections noting that the original terms of loans made by Regatta and are all thirteen months or less.

8.	We note that the table on page II-5 that provides summary information regarding Regatta’s loans references 55 loans secured by real property. We further note that the table on page II-4 references 45 loans secured by residential collateral. Please revise to clarify the disclosure. If commercial collateral includes real property as well as other collateral, please revise to so state and briefly describe the other collateral.

We have revised the table in the Summary Past Performance History 2001-2005 to indicate the loans secured by residential real property, the loans secured by commercial real property and the loans secured by personal property. Footnotes (4) and (5) are included to detail the security of more than one type.

9.	We note the table on page II-6. Please expand your disclosure to clarify how the cash flow from operations can be negative during the same periods that Regatta made distributions to investors.

We have expanded the disclosure to clarify that because Regatta had cash available at the beginning of 2001, it was able to make distributions to its investors in subsequent years in which cash flow from operations was negative.

10.	With respect to the table on page 11-6, please include two additional columns that would reflect for each year (i) the principal amount in default and (ii) the interest amount in default.

As discussed with Ms. Gowetski of the Staff, Regatta did not default on its obligations to its investors. We have added additional disclosure below the Compensation to Sponsor and Operating Results of Prior Programs table regarding the deferral of payments and the principal balance due from Regatta to its investors.

Exhibits

11.	We note that you filed Exhibit 3.1 “as proposed to be amended.” Please revise to file the amended articles or advise.

We have revised to file the Amended Articles in Exhibit 3.1.

        We will provide the Staff with marked copies of the amendment to expedite review. Thank you for your courtesies in promptly reviewing this amendment.

Elaine Wolff
Jennifer Gowetski
February 17, 2006

Sincerely,

/s/ Stephen D. Replin
Stephen D. Replin

cc: Robert M. Bearman